December 13, 2012

Ms. Suzanne Hayes

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: File No. 001-09861

Dear Ms. Hayes:

This letter serves as the response of M&T Bank Corporation to your letter dated December 7, 2012. Your comment and our response to that comment follows.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 15. Exhibits, Financial Statement Schedules

1.	We note your response to prior comment 2 and your proposal to file the consulting agreements as exhibits to your Form 10-K for the fiscal year ended December 31, 2012. The agreements should have been filed as exhibits to prior filings, therefore we do not believe filing them in your next Form 10-K is sufficient. Please file the agreements by amending your most recent Form 10-K or Form 10-Q or by filing a Form 8-K as soon as practicable.

Response

The noted consulting agreements were attached as exhibits to our Form 8-K filed on December 10, 2012.

December 13, 2012

* * * *

Should you require additional clarification on our response to your comment, please contact me at 716-842-5844.

Very truly yours,

/s/ René F. Jones
René F. Jones
Executive Vice President and Chief Financial Officer

cc:	Michael R. Spychala